Exhibit 10.13

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (this “Agreement”) is entered into as of the 30th day of August, 2002, by and between Inergy GP, LLC, a Delaware limited liability company (the “Company”), and Dean Watson, an individual (the “Employee”).

The parties agree as follows:

1. Employment. The Company agrees to employ the Employee and the Employee agrees to be employed by the Company as the Senior Vice President of the Company upon the terms and conditions of this Agreement, commencing on September 3, 2002 and continuing until terminated as provided in Section 12 below. The Employee shall report to the Chief Executive Officer of the Company. The Employee shall be appointed to the Company’s senior management team which sets the strategic direction of the Company.

2. Compensation. For all services rendered by the Employee to the Company, the Company shall pay the Employee a salary at the annual rate of One Hundred Eighty Thousand Dollars ($180,000) (the “Salary”) payable in arrears in accordance with the Company’s general payroll practices. All payments made pursuant to this Agreement shall be subject to any applicable withholding or other taxes.

3. Expenses. The Company shall reimburse the Employee for all ordinary and necessary expenses incurred and paid by the Employee in the course of the performance of the Employee’s duties pursuant to this Agreement and consistent with the Company’s policies in effect from time to time with respect to travel, entertainment and other business expenses, and subject to the Company’s requirements with respect to the manner of approval and reporting of such expenses.

4. Additional Benefits.

(a) The Employee shall be eligible for such fringe benefits, if any, by way of insurance, hospitalization and vacations normally provided to other members of the executive management of the Company generally and such additional benefits as may be from time to time agreed upon in writing between the Employee and the Company.

(b) Commencing the fiscal year ending September 30, 2003, the Company agrees to pay the Employee certain performance bonuses based on targeted Distributable Cash Flow (“DCF”) (as defined below) of Inergy, L.P., a Delaware limited partnership and an affiliate of the Company, and for each subsequent fiscal year during the term of this Agreement. For each fiscal year as to which there is to be a bonus under this Section 4(b), the Company shall establish a targeted DCF, and the Employee will receive a cash bonus to be paid within three months after the end of such fiscal year in the amount of: (i) $90,000, if Inergy, L.P. has actual DCF equal to or greater than targeted DCF for such fiscal year but less than 110% of targeted DCF for such fiscal year; (ii) $135,000, if

Inergy, L.P. has actual DCF equal to or greater than 110% of targeted DCF but less than 120% of targeted DCF during such fiscal year; or (iii) $180,000, if Inergy, L.P. has actual DCF equal to or greater than 120% of targeted DCF during such fiscal year. For purposes of this Section 4(b), DCF shall mean, for the relevant fiscal year, EBITDA of Inergy, L.P. and its subsidiaries minus interest expense and minus maintenance capital expenditures. Notwithstanding the foregoing, in order to receive a bonus pursuant to this Section 4(b), the Employee must have been continuously employed by the Company from September 3, 2002 until the end of the relevant fiscal year.

(c) As part of the initial public offering on July 31, 2001 by Inergy, L.P. of common units representing limited partner interests of Inergy, L.P.:

(i) Inergy, L.P. issued senior and junior subordinated units (collectively, the “Subordinated Units”) that have a yield equal to (but subordinated to) the yield on the publicly-traded common units;

(ii) The subordination period on the Subordinated Units will end once Inergy, L.P. meets the financial tests set forth in its partnership agreement, but it generally cannot end before June 30, 2006 with respect to the senior subordinated units and June 30, 2008 with respect to the junior subordinated units. When the applicable subordination period ends, all remaining Subordinated Units will convert into common units on a one-for-one basis and will receive distributions pro rata with all other common units; and

(iii) As set forth in Inergy, L.P.’s partnership agreement, the Subordinated Units may convert to common units in whole or in part.

The Employee shall receive a conversion bonus in the amount of Four Hundred Thousand Dollars ($400,000) upon Inergy, L.P. paying four consecutive quarterly distributions to all of its unitholders (including the holders of the Subordinated Units, if any) in an amount equal to at least ninety cents ($.90) per unit per quarter, with such bonus to be paid within sixty (60) days after the fourth such payment. The Company may, in its sole discretion, pay all or part of such conversion bonus prior to the date on which the Employee is entitled to receive such conversion bonus. Notwithstanding the foregoing, in order to receive a bonus under this Section 4(c), the Employee must have been continuously employed by the Company from September 3, 2002 until the fourth such payment.

5. Duties. The Employee agrees that so long as he is employed under this Agreement he will (i) to the satisfaction of the Company devote his best efforts and his entire business time to further properly the interests of the Company, (ii) at all times be subject to the Company’s direction and control with respect to his activities on behalf of the Company, (iii) comply with all rules, orders and regulations of the Company, (iv) truthfully and accurately maintain and preserve such records and make all reports as the Company may require, and (v) fully account for all monies and other property of the Company of which he may from time to time have custody and deliver the same to the Company whenever and however directed to do so.

6. Disclosure and Assignment of Intellectual Property.

(a) The Employee agrees that the Company shall become the owner of all inventions, discoveries, developments, ideas, writings, and expressions, including but not limited to any and all concepts, improvements, techniques, know-how, innovations, systems, processes, machines, current or proposed products, works, information, reports, papers, logos, computer programs, designs, marketing materials, and methods of manufacture, distribution, management or other methods (whether or not reduced to writing and whether or not patentable or protectable by copyright), that the Employee conceives, develops, creates, makes, perfects or reduces to practice in whole or in part while employed by the Company or within one (1) year after termination of the Employee’s employment for any reason, and that: (i) directly or indirectly relate to or arise out of the Employee’s job responsibilities for the Company or the performance of the duties of the Employee’s employment by the Company; (ii) result from research, development, or other activities of the Company; or (iii) relate or pertain in any way to the existing or reasonably anticipated scope, business or products of the Company or any subsidiary, parent or affiliate (hereinafter the “Intellectual Property”). All of the right, title and interest in and to the Intellectual Property shall become exclusively owned by the Company or its nominee regardless of whether or not the conception, development, creation, making, perfection or reduction to practice of such Intellectual Property involved the use of the Company’s time, facilities or materials and regardless of where such Intellectual Property may be conceived, made or perfected.

(b) The Employee agrees to promptly and fully disclose in writing to the Company all inventions, discoveries, developments, ideas, writings, and expressions conceived, developed, created, made, perfected or reduced to practice, in whole or in part, while employed by the Company or within one (1) year after termination of the Employee’s employment, regardless of whether the Employee believes the invention, discovery, development, writing, expression or idea should be considered Intellectual Property of the Company under any provision of this Agreement, in order to enable the Company to make a determination as to its rights with respect to the same.

(c) Any and all information relating to Intellectual Property shall be considered Confidential Information and shall not be disclosed by the Employee to any person or entity outside of the Company.

(d) Any Intellectual Property that is the subject of copyright shall be considered a “work made for hire” within the meaning of the Copyright Act of 1976, as amended, and shall be the sole property of the Company or its nominee. To the extent that the Company does not automatically own any such Intellectual Property as a work made for hire, the Employee shall assign all right, title and interest in and to such Intellectual Property to the Company. All right, title and interest in and to any other Intellectual Property, including patent, industrial design, trademark, trade dress and trade secret rights shall be assigned and is hereby assigned exclusively to the Company or its nominee. The Employee further agrees to execute and deliver all documents and do all acts that the Company shall deem necessary or desirable to secure to the Company or its nominee the entire right, title and interest in and to the Intellectual Property, including executing applications for any United States and/or foreign patents or copyright registrations, disclosing relevant prior art, reviewing office actions and providing technical input to assist the Company in overcoming any rejections. Any document prepared and filed pursuant to this Section 6(d) shall be prepared and filed at the Company’s expense. The Employee further agrees to cooperate with the Company as reasonably necessary to maintain or enforce the Company’s rights in the Intellectual Property. The Employee hereby irrevocably appoints the President of the Company as the Employee’s attorney-in-fact with authority to execute for the Employee and on the Employee’s behalf any and all assignments, patent or copyright applications, or other instruments and documents required to be executed by the Employee pursuant to this Section 6(d), if the Employee is unwilling or unable to execute same.

(e) The Company shall have no obligation to use, attempt to protect by patent or copyright, or promote any of the Intellectual Property; provided, however, that the Company, in its sole discretion, may reward the Employee for any especially meritorious contributions in any manner it deems appropriate or may provide the Employee with full or partial releases as to any subject matter contributed by the Employee in which the Company is not interested.

7. Covenant Not to Disclose Confidential Information. The Employee acknowledges that during the course of his employment with the Company he has or will have access to and knowledge of certain information and data that the Company or any subsidiary, parent or affiliate of the Company considers confidential and that the release of such information or data to unauthorized persons or entities would be extremely detrimental to the Company. As a consequence, the Employee hereby agrees and acknowledges that he owes a duty to the Company not to disclose, and agrees that, during or after the term of his employment, without the prior written consent of the Company, he will not communicate, publish or disclose, to any person or entity anywhere or use (for the his own benefit or the benefit of others) any Confidential Information (as hereinafter defined) for any purpose other than carrying out his duties as contemplated by this Agreement. The Employee will use his best efforts at all times to hold in confidence and to safeguard any Confidential Information to ensure that any unauthorized persons or entities do not gain possession of any Confidential Information and, in particular, will not permit any Confidential Information to be read, duplicated or copied. The Employee will return to the Company all originals and copies of documents and other materials, whether in printed or electronic format or otherwise, containing or derived from Confidential Information in the Employee’s possession or under the Employee’s control when the duties of the Employee no longer require the Employee’s possession thereof, or whenever the Company shall so request, and in any event will return all such Confidential Information within ten (10) days if the employment relationship with the Company is terminated for any or no reason and will not retain any copies thereof. The Employee acknowledges that the Employee is obligated to protect the Confidential Information from disclosure or use even after termination of such employment relationship. For purposes hereof, the term “Confidential Information” shall mean any information or data used by or belonging or relating to the Company or any subsidiary, parent or affiliate of the Company, or any party to whom the Company owes a duty of confidentiality that is not known generally to the industry in which the Company or any subsidiary, parent or affiliate of the Company, or any party to whom the Company owes a duty of confidentiality is or may be engaged, including without limitation, any and all trade secrets, proprietary data and information relating to the Company’s or any subsidiary, parent or affiliate of the Company’s, or any party to whom the Company owes a duty of confidentiality past, present or future business and products, price lists, customer lists, processes, procedures or standards, know-how, manuals, hardware, software, source code, business strategies, records, marketing plans, drawings, technical information, specifications, designs, patent information, financial information, whether or not reduced to writing, or information or data that the Company or any subsidiary, parent or affiliate of the Company or any party to whom the Company owes a duty of confidentiality advises the Employee should be treated as confidential information. Confidential Information does not include any information that: (i) is rightfully known to Employee prior to Employee’s employment, and independent of any disclosure or access to the information via the Company as evidenced by Employee’s written records; or (ii) is or later becomes part of the public domain and known within the relevant industry through no fault of Employee.

8. Covenant Not to Compete. The Employee acknowledges that during his employment with the Company he, at the expense of the Company, will be specially trained in the business of the Company, will establish favorable relations with the customers, clients and accounts of the Company or any subsidiary, parent or affiliate of the Company and will have access to Intellectual Property, trade secrets and Confidential Information of the Company or any subsidiary, parent or affiliate of the Company. Therefore, in consideration of such training and relations, and in consideration of his employment with the Company, and to further protect the Intellectual Property, trade secrets and Confidential Information of the Company or any subsidiary, parent or affiliate of the Company, the Employee agrees that for a period commencing on the date hereof and ending on the later of (i) September 3, 2005, or (ii) the date of termination of the Employee’s employment with the Company; provided, however, that the Company shall have the option to extend such period of time by an additional one year period by electing to continue to pay the Employee’s salary at the time of termination (including, without limitation, a termination due to the fulfillment of the term of this Agreement pursuant to Section 12(a) hereof), payable monthly in arrears, he will not, directly or indirectly, without the express written consent of the Company, except when and as requested to do in and about the performing of his duties under this Agreement:

(a) own, manage, operate, control or participate in the ownership, management, operation or control of, or have any interest, financial or otherwise, in or act as an officer, director, partner, member, principal, employee, agent, representative, consultant or independent contractor of, or in any way assist, any individual or entity in the conduct of any business that is engaged or may become engaged in any business competitive to any business now or at any time during the period hereof engaged in by the Company or any subsidiary, parent or affiliate of the Company (if the Company is then engaged in such business), including, but not limited to, any business that trades, markets or distributes propane gas (at retail, wholesale or otherwise), gathers, processes, stores, transports, trades, markets or distributes natural gas or liquefied by-products of natural gas or petroleum (at retail, wholesale or otherwise) or sells, services and installs parts, appliances or supplies related thereto;

(b) divert or attempt to divert clients or customers (whether or not such persons have done business with the Company or any subsidiary, parent or affiliate of the

Company once or more than once) or accounts of the Company or any subsidiary, parent or affiliate of the Company; or

(c) entice or induce or in any manner influence any person who is or shall be in the employ or service of the Company or any subsidiary, parent or affiliate of the Company to leave such employ or service for the purpose of engaging in a business that may be in competition with any business now or at any time during the period hereof engaged in by the Company or any subsidiary, parent or affiliate of the Company.

Notwithstanding the foregoing provisions, the Employee may own not more than five percent (5%) of the outstanding equity securities in any corporation or entity (including, but not limited to, units in a master limited partnership) that is listed upon a national stock exchange or actively traded in the over-the-counter market. Notwithstanding the foregoing provisions, the Employee shall not, directly or indirectly, without the express written consent of the Company, except when and as requested to do in and about the performing of his duties under this Agreement, engage in any actions under subsections (a), (b) or (c) above, at any time the Company is making payments to the Employee pursuant to this Agreement.

9. Legal Proceedings to Compel Disclosure. In the event that the Employee is requested, pursuant to, or required by applicable law or regulation, or by legal process, to disclose any Confidential Information or Intellectual Property, the Employee shall use the Employee’s best efforts to promptly notify the Company of such request and enable the Company or any subsidiary, parent or affiliate of the Company to seek an appropriate protective order. In the event that such a protective order or other protective remedy is not obtained, Employee shall furnish only that portion of the Confidential Information or Intellectual Property that is legally required, in the opinion of the Employee’s counsel, and will exercise the Employee’s best efforts to obtain reliable assurances that confidential treatment will be accorded the Confidential Information or Intellectual Property.

10. Specific Performance. Recognizing that irreparable damage will result to the Company in the event of the breach or threatened breach of any of the foregoing covenants and assurances by the Employee contained in Sections 6, 7, 8 or 9 hereof, and that the Company’s remedies at law for any such breach or threatened breach will be inadequate, the Company and its successors and assigns, in addition to such other remedies which may be available to them, shall be entitled to an injunction, including a mandatory injunction, to be issued by any court of competent jurisdiction ordering compliance with this Agreement or enjoining and restraining the Employee, and each and every person, firm or company acting in concert or participation with him, from the continuation of such breach and, in addition thereto, he shall pay to the Company all ascertainable damages, including costs and reasonable attorneys’ fees sustained by the Company by reason of the breach or threatened breach of said covenants and assurances. The covenants and obligations of the Employee set forth in Sections 6, 7, 8 and 9 hereof are in addition to and not in lieu of or exclusive of any other obligations and duties of the Employee to the Company, whether express or implied in fact or in law.

11. Potential Unenforceability of Any Provision. If a final judicial determination is made that any provision of this Agreement is an unenforceable restriction against the Employee, the provisions hereof shall be rendered void only to the extent that such judicial determination finds such provisions unenforceable, and such unenforceable provisions shall automatically be reconstituted and become a part of this Agreement, effective as of the date first written above, to the maximum extent in favor of the Company that is lawfully enforceable. A judicial determination that any provision of this Agreement is unenforceable shall in no instance render the entire Agreement unenforceable, but rather the Agreement will continue in full force and effect absent any unenforceable provision to the maximum extent permitted by law.

12. Term and Termination.

(a) Subject to Sections 12(b) and 12(c) below, the term of the Employee’s employment under this Agreement shall be three (3) years, beginning September 3, 2002.

(b) Notwithstanding Section 12(a) above, the Employee’s employment with the Company shall terminate immediately upon the death, disability or adjudication of legal incompetence of the Employee, or upon the Company’s ceasing to carry on its business without assigning this Agreement pursuant to Section 20 or becoming bankrupt. For purposes of this Agreement, the Employee shall be deemed to be disabled when the Employee has become unable, by reason of physical or mental disability, to satisfactorily perform his essential job duties and there is no reasonable accommodation that can be provided to enable him to be a qualified individual with a disability under applicable law. Such matters shall be determined by, or to the reasonable satisfaction of, the Company.

(c) Notwithstanding Section 12(a) above, the Company may terminate the Employee’s employment at any time for Cause or without Cause. “Cause” means (i) the Employee has failed to perform the duties assigned to him and such failure has continued for thirty (30) days following delivery by the Company of written notice to the Employee describing in reasonably sufficient detail such failure to perform, (ii) the Employee has been convicted of a felony or misdemeanor involving moral turpitude, (iii) the Employee has engaged in acts or omissions against the Company constituting dishonesty, breach of fiduciary obligation, or intentional wrongdoing or misfeasance, (iv) the Employee has acted intentionally or in bad faith in a manner that results in a material detriment to the assets, business or prospects of the Company, or (v) the Employee has breached any obligation under this Agreement.

(d) In the event (x) the Company elects to terminate the Employee’s employment with the Company for Cause or as a result of the death, disability, adjudication of legal incompetence of the Employee or the Company’s ceasing to carry on its business without assigning this Agreement pursuant to Section 20 or becoming bankrupt, or (y) the Employee terminates his employment with the Company for any reason or no reason, the Company shall pay or provide to the Employee:

(i) such Salary as the Employee shall have earned up to the date of his termination;

(ii) such earned but unpaid performance bonus, if any, pursuant to Section 4(b) hereof;

(iii) such earned but unpaid conversion bonus, if any, pursuant to Section 4(c) hereof; and

(iv) such other fringe benefits (other than any bonus, severance pay benefit or participation in the Company’s 401(k) employee benefit plan) normally provided to employees of the Company as the Employee shall have earned up to the date of his termination.

(e) In the event the Company elects to terminate the Employee’s employment with the Company during the three (3)-year period referred to in Section 12(a) above and such termination is without Cause, the Company shall pay to the Employee:

(i) the unpaid amount of the Employee’s Salary for the remainder of the term of this Agreement, with such amount to be paid bi-monthly in arrears;

(ii) such earned but unpaid performance bonus, if any, pursuant to Section 4(b) hereof;

(iii) such earned but unpaid conversion bonus, if any, pursuant to Section 4(c) hereof; and

(iv) such other fringe benefits (other than any bonus, severance pay benefit or participation in the Company’s 401(k) employee benefit plan) normally provided to employees of the Company as the Employee shall have earned up to the date of his termination.

13. Waiver of Breach. Failure of the Company to demand strict compliance with any of the terms, covenants or conditions hereof shall not be deemed a waiver of the term, covenant or condition, nor shall any waiver or relinquishment by the Company of any right or power hereunder at any one time or more times be deemed a waiver or relinquishment of the right or power at any other time or times.

14. No Conflict. The Employee represents and warrants to the Company that neither the execution nor delivery of this Agreement, nor the performance of the Employee’s obligations hereunder will conflict with, or result in a breach of, any term, condition, or provision of, or constitute a default under, any obligation, contract, agreement, covenant or instrument to which the Employee is a party or under which the Employee is bound, including without limitation, the breach by the Employee of a fiduciary duty to any former employers.

15. Entire Agreement; Amendment. This Agreement cancels and supersedes all previous agreements relating to the subject matter of this Agreement, written or oral, between the Company or its affiliates and the Employee and contains the entire understanding of the parties hereto with respect to the subject matter hereof and shall not be amended, modified or supplemented in any manner whatsoever except as otherwise provided herein or in writing signed by each of the parties hereto.

16. Harassment Policy. The Employee acknowledges that the Employee has been provided a copy of the Company’s policy against discrimination and harassment in the workplace, which includes complaint reporting procedures, and agrees to comply with such policy and affirmatively support the Company’s commitment to an equal opportunity work environment free from illegal harassment or discrimination.

17. Headings. The headings of the sections of this Agreement have been inserted for convenience of reference only and shall in no way restrict or otherwise modify any of the terms or provisions hereof.

18. Governing Law. This Agreement and all rights and obligations of the parties hereunder shall be governed by, and construed and interpreted in accordance with, the laws of the State of Missouri applicable to agreements made and to be performed entirely within the State, including all matters of enforcement, validity and performance.

19. Notice. Any notice, request, consent or communication under this Agreement shall be effective only if it is in writing and personally delivered or sent by certified mail, return receipt requested, postage prepaid, or by a nationally recognized overnight delivery service, with delivery confirmed, addressed as follows:

If to the Company:

Name:	With Copy To:
Inergy GP, LLC	Stinson Morrison Hecker LLP
Two Brush Creek Blvd., Suite 200	1201 Walnut Street, Suite 2800
Kansas City, Missouri 64112	Kansas City, Missouri 64106-2150
Attn: John J. Sherman	Attn: Paul E. McLaughlin

If to the Employee:

Dean Watson
6236 Northlake Dr.
Parkville, Missouri 64152

or such other persons and/or addresses as shall be furnished in writing by any party to the other party, and shall be deemed to have been given only upon its delivery in accordance with this Section 19.

20. Assignment. This Agreement is personal and not assignable by the Employee but it may be assigned by the Company without notice to or consent of the Employee to, and shall thereafter be binding upon and enforceable by, any affiliate of the Company, and any person that shall acquire or succeed to substantially all of the business or assets of the Company (and such person shall be deemed included in the definition of the “Company” for all purposes of this Agreement) but is not otherwise assignable by the Company.

21. Expenses. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorney’s fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

22. Survival of Obligations. All obligations of the Employee that by their nature involve performance, in any particular, after the expiration or termination of this Agreement, or that cannot be ascertained to have been fully performed until after the expiration or termination of this Agreement, shall survive the expiration or termination of this Agreement.

23. Cancellation of Unit Options. Concurrently with the execution and delivery of this Agreement, the Company and the Employee are entering into an Unit Option Agreement (the “Option Agreement”) pursuant to which the Company will grant to the Employee the option to purchase up to 37,500 common units of Inergy, L.P., all as more fully set forth in the Option Agreement and the Inergy Long Term Incentive Plan (the “Plan”). Notwithstanding anything in the Option Agreement or the Plan to the contrary, if the Employee’s employment with the Company is terminated upon the expiration of the three year term set forth in this Agreement, then in such event, within thirty (30) days after the termination of the Employee’s employment with the Company, the Employee may provide the Company written notice of the Employee’s election to cancel and terminate the Option Agreement and the options granted thereunder. Immediately upon the Company’s receipt of such notice, the Option Agreement shall terminate and all rights to purchase common units of Inergy, L.P. or its successors or assigns shall immediately become null and void, and the Company shall pay the Employee an amount equal to the number of vested (determined as if the Employee were terminated at such time without Cause) but unexercised common unit options granted by the option Agreement and held by the Employee multiplied by the difference by which the average closing price for the thirty (30) calendar day period preceding the employment termination date exceeds the Option Price per Unit set forth in the Option Agreement, with such amount payable by the Company, subject to applicable withholding, in four (4) equal quarterly installments, without interest, with the first payment due within sixty (60) days after the employment termination date.

IN WITNESS WHEREOF, the Company has caused this Employment Agreement to be duly executed, and the Employee has hereunto set his hand, as of the day and year first above written.

INERGY GP, LLC

By:	/s/ JOHN J. SHERMAN

John J. Sherman, President and CEO

/s/ DEAN WATSON

Dean Watson